EXHIBIT 99.1

      Drill Results at Seabridge Gold's Sulphurets Zone Exceed Expectations




Press Release
Source: Seabridge Gold Inc.
On 8:30 am EDT, Wednesday October 14, 2009

Companies: Seabridge Gold, Inc.

TORONTO, CANADA--(Marketwire - 10/14/09) - Seabridge Gold Inc. (TSX:SEA - News) (AMEX:SA - News)

Better than expected results from this year's core drill program at KSM's Sulphurets zone are expected to: (1) upgrade substantially all of the inferred resources remaining in the planned pit to measured and indicated; (2) significantly increase mineral resources due to better than predicted grades and widths; and (3) show the discovery of a new zone which could also add to resources.

The 30 year mine plans in the 2009 Preliminary Assessment captured 1.29 billion tonnes of mineralized material of which 277 million (21%) were classified as inferred mineral resources. To upgrade these in pit inferred resources to the measured and indicated categories, additional drilling was completed during the 2009 program at the Mitchell, Sulphurets and Kerr zones. Drill results from the Mitchell and Kerr zones are expected shortly. Conversion of in pit inferred resources will enable Seabridge to report a mine reserve in its Preliminary Feasibility Study scheduled for completion in March 2010.

At the Sulphurets zone, the mine plan captured 90 million tonnes in the indicated category (grading 0.68 grams per tonne gold and 0.24% copper) plus 84 million tonnes in the inferred category (grading 0.63 gpt gold and 0.19% copper). Seven holes totaling 3,100 meters were drilled this summer to upgrade the in-pit inferred resources in the Sulphurets zone. Several of the intersections yielded higher grades and wider intersections than predicted by the resource block model. Five of the holes ended in ore grade mineralization. In addition, many of the holes intersected the Main Copper zone, a low-grade mineralized zone lying above the Sulphurets thrust fault. Assay results of the seven holes are as follows:


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----------------------------------------------------------------------------
              Depth                   From       To    Length   Gold Copper
Drill Hole  (meters)  Target Zone  (meters) (meters)  (meters)  (gpt)    (%)
----------------------------------------------------------------------------
S-09-09       450.0   Main Copper    116.0    204.4      88.4   0.27   0.24
                     -------------------------------------------------------
                       Sulphurets    304.5    415.0     110.5   0.56   0.36
----------------------------------------------------------------------------
S-09-10       552.0   Main Copper    176.8    258.0      81.2   0.17   0.19
                     -------------------------------------------------------
                       Sulphurets    346.0    494.6     148.6   0.63   0.64
                             incl. -----------------------------------------
                                     357.0    433.1      76.1   0.85   0.72
                     -------------------------------------------------------
                              New
                        discovery    498.0    552.0      54.0   0.47   0.07
----------------------------------------------------------------------------
S-09-11       426.0   Main Copper     89.0    133.3      44.3   0.19   0.20
                     -------------------------------------------------------
                       Sulphurets    183.0    364.0     181.0   0.70   0.53
                             incl.   201.0    272.0      71.0   1.11   0.78
----------------------------------------------------------------------------
S-09-12       501.0   Main Copper     76.0    112.0      36.0   0.18   0.18
                     -------------------------------------------------------
                                     223.5    289.3      65.8   0.52   0.31
                       Sulphurets  -----------------------------------------
                                     299.5    317.2      17.7   0.40   0.11
                     -------------------------------------------------------
                              New    438.5      501      62.5   0.65   0.09
                        discovery  -----------------------------------------
                             incl.   438.5    460.5      22.0   1.00   0.11
----------------------------------------------------------------------------
S-09-13       351.0                   75.0    230.0     155.0   0.63   0.44
                       Sulphurets  -----------------------------------------
                                     269.9    310.0      40.1   0.81   0.05
                     -------------------------------------------------------
                              New
                        discovery    329.7    351.0      21.3   1.16   0.08
----------------------------------------------------------------------------
S-09-14       450.0                  131.4    290.0     158.6   0.73   0.49
                                   -----------------------------------------
                       Sulphurets    298.0    341.0      43.0   0.42   0.13
                                   -----------------------------------------
                                     351.0    378.3      27.3   0.50   0.05
                     -------------------------------------------------------
                              New
                        discovery    416.7    450.0      33.3   1.51   0.03
----------------------------------------------------------------------------
S-09-15       351.0                  107.0    204.1      97.1   0.55   0.42
                       Sulphurets  -----------------------------------------
                             incl.   232.0    351.0     119.0   0.58   0.42
                                   -----------------------------------------
                                     281.0    351.0      70.0   0.73   0.54
----------------------------------------------------------------------------

The above reported drill holes were designed to intersect the true width of the Sulphurets zone, except as noted.


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Descriptions of the seven drill holes follow.

S-09-09: Eastern part of Sulphurets zone, drilled at azimuth 145 degrees with an inclination of minus 70 degrees. This is an infill hole between and down-dip of holes S91-389, SG92-10, SG92-12 and MC-05-03. S-09-09 was predicted to intersect 95 meters of mineralization but returned 110 meters with grades as predicted in the resource model.

S-09-10: North central part of Sulphurets, orientated at azimuth 145 degrees and a minus 65 degrees inclination. It is an infill and down-dip test of drill holes S91-390, S-06-04 and S81-39. The resource model predicted a single interval totaling 105m, with slightly lower grades than observed in this drill hole. Results nearly doubled the mineralized interval by expanding it into an area that was projected to be occupied by a younger non-mineralized intrusion. This hole ended in ore grade mineralization.

S-09-11: Eastern part of Sulphurets, drilled at azimuth 145 degrees and a minus 70 degrees inclination as an infill and down-dip drill test of SG92-18, SG92-12 and S91-390. Based on the resource model this hole should have encountered approximately 100 meters of mineralization. Results yielded nearly an 80% increase in width (a 181 meter intersection) with grades much higher than expected. Grades in this longer mineralized interval were encountered at a much shallower depth than the model predicted.

S-09-12: West-central part of Sulphurets, drilled at azimuth 140 degrees and a minus 65 degrees inclination. The hole was designed as a down-dip and infill test of SG92-22 and S-08-06. Predicted results from the resource model were for about 130 meters of mineralization, at slightly higher gold and copper grades than encountered. The grade at the bottom of the hole is believed to represent the up-dip extension of the Canyon zone. This hole ended in ore grade mineralization.

S-09-13: Western part of Sulphurets and just west of hole S-09-12. The hole was drilled at azimuth 145 degrees and a minus 65 inclination. This hole was an off-set and infill hole between S-09-12 and SG92-22 and to provide support to holes further west. The resource model predicted the main mineralized interval to be about 130 meters; the mineralized zone began at the predicted depth but returned 155 meters. Grades were in line with the model's prediction. The additional higher grade gold intervals encountered at depth were unexpected.
It is believed that these intersections represent the up-dip extension of the Canyon zone. This hole ended in ore grade mineralization.

S-09-14: Western part of Sulphurets orientated at azimuth 147 degrees with an inclination of minus 65 degrees. It is an infill hole targeted between holes S-08-08, S-06-05 and S-09-13. The width of the Sulphurets mineralization is in line with model predictions, but grades are higher than predicted. The new higher gold grade discovery at the bottom of the drill hole is also thought to be the up-dip extension of the Canyon zone. This hole ended in ore grade mineralization with an interval of 3.45 gpt gold.

S-09-15: Western part of Sulphurets drilled at azimuth 325 degrees and a minus 75 degrees inclination and should not be considered a true thickness of the mineralized interval. It is an extension down-dip of S-09-13, and in-fills between S-08-08, S-09-14 and S-09-12. This hole is drilled oblique to the dip of the Sulphurets mineralized zone, but when compared against the model, true widths and grade met or exceeded expectations. This hole ended in ore grade mineralization.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources prepared by Resource Modeling Incorporated for all three zones at the KSM project using a 0.50 gram per tonne gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).


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       KSM Mineral Resources at 0.50 gpt Gold Equivalent Cutoff-Grade
----------------------------------------------------------------------------
----------------------------------------------------------------------------
                Measured Mineral Resources      Indicated Mineral Resources
      ----------------------------------------------------------------------
      ----------------------------------------------------------------------
Zone                     Au      Cu Lbs                      Au      Cu Lbs
        Tonnes    Au    Ozs   Cu  (mill-    Tonnes   Au     Ozs   Cu  (mill-
          (000) (g/t)  (000)  (%)  ions)     (000) (g/t)   (000)  (%)  ions)
----------------------------------------------------------------------------
Mitch-
 ell   579,300  0.66 12,292 0.18  2,298   930,600  0.62  18,550 0.18  3,692
----------------------------------------------------------------------------
Sulph-
 urets           No measured resources     87,300  0.72   2,021 0.27    520
----------------------------------------------------------------------------
Kerr             No measured resources    225,300  0.23   1,666 0.41  2,036
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total  579,300  0.66 12,292 0.18  2,298 1,243,200 0.56  22,237 0.23  6,248
----------------------------------------------------------------------------
----------------------------------------------------------------------------


----------------------------------------------------------------------------
----------------------------------------------------------------------------
             Measured plus Indicated
                Mineral Resources              Inferred Mineral Resources
      ----------------------------------------------------------------------
      ----------------------------------------------------------------------
Zone                      Au      Cu Lbs                     Au      Cu Lbs
         Tonnes    Au    Ozs   Cu  (mill-   Tonnes   Au     Ozs   Cu  (mill-
           (000) (g/t)  (000)  (%)  ions)    (000) (g/t)   (000)  (%)  ions)
----------------------------------------------------------------------------
Mitch-
 ell  1,509,900  0.64 30,842 0.18  5,990  514,900  0.51   8,442 0.14  1,589
----------------------------------------------------------------------------
Sulph-
 urets   87,300  0.72  2,021 0.27    520  160,900  0.63   3,259 0.17    603
----------------------------------------------------------------------------
Kerr    225,300  0.23  1,666 0.41  2,036   69,900  0.18     405 0.39    601
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total 1,822,500  0.59 34,529 0.21  8,546  745,700  0.50  12,106 0.17  2,793
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Resource Modeling Incorporated is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2009 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:
Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net